VITACIG, INC.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

June 18, 2014

Via Edgar

Re: VitaCig, Inc.

Registration Statement on Form S-1

Filed April 21, 2014

File No. 333-195397

After careful consideration and

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 16, 2014 concerning VitaCig, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or explain why you believe you are not a shell company. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discusses the potential effect on your ability to attract additional capital through unregistered offerings.

            Rule 405 defines a shell, generally, as an entity with

1)     no or nominal operations; and

2)     either

a.     no or nominal assets;

b.     assets consisting of solely of cash and cash equivalents; or

c.      Assets consisting of any amount of cash and cash equivalents and nominal other assets.

We were organized in January 22, 2014 as a Subsidiary of our parent, mCig, Inc. a company that has been in operation since 2010. We officially launched our primary product,the VitaCig on April 15, 2014 and have maintained operations advertising, selling and distributing our products to over 2,000 customers since that date.  Our advertising efforts have afforded us billboards in New York City and negotiations are currently underway for additional billboard advertising in San Francisco.  Current sales average approximately 1,000 units per day.  Our operations are currently funded by mCig, Inc., our parent company that currently owns 100% of our equity and will maintain an 49% interest in our company following the proposed spin-off.  Our operations have grown consistently since inception and we believe that at no time have we met the qualifications of a shell company as defined by Rule 405.  Our assets consist of cash, intellectual property and revenues, and we have been actively developing the company (acting beyond nominal operations). Thus, we have more than nominal operations and assets, including ongoing revenues, which consist of more than cash or cash equivalents.

2. Please provide us an analysis as to why you believe you are an emerging growth company, given the distribution of shares that is categorized as a spin-off, from mCig. We may have further comment once we review your response.

Although we believe we meet the statutory definition of an emerging growth company, we are not seeking additional relief of disclosure burdens that can be afforded emerging companies under the JOBS Act.  As such, we have removed all instances and references to being an “emerging growth company”.

3. Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Relevant artwork has been added to our filing.

4. We note the disclosure that mCig is distributing to its shareholders the shares of common stock in VitaCig that are being registered for resale. Please advise us what exemption from registration you are relying upon for the distribution. As part of your response, please provide us an analysis as to why you are not registering the apparent spin-off under the Securities Act or why you do not appear to meet the conditions outlined in Staff Legal Bulletin No. 4 and can structure your transaction in the manner you are anticipating. Refer generally to Staff Legal Bulletin No. 4, available on our website, www.sec.gov.

We have revised the registration statement to delete any reference to the resale of securities except pursuant to a valid exemption. This Prospectus is being furnished in connection with the planned spin-off of VitaCig, Inc. from mCig and the issuance of VitaCig common stock in the spin-off, which will issue shortly after the date of this Prospectus (referred to herein as the “spin-off date”).  Following the registered spin-off, each of VitaCig and mCig will be independent, publicly-traded companies, with mCig as the controlling shareholder. Upon effectiveness of the Registration Statement, VitaCig will be a company reporting to the SEC under the Securities Exchange Act of 1934.

Calculation of Registration Fee Table

5. There appears to be a typographical error, with “CoCommon” Stock listed in the fee table, rather than Common Stock. Please revise accordingly.

This has been corrected.

Cover Page of Registration Statement

6. Please remove the reference to Mr. Eilers as your President or advise.

This has been corrected.

Prospectus Summary, page 5

7. In one of your opening paragraphs, please disclose that you have had no revenues to date, your net losses, that you are a development stage company, and that your auditor has issued a going concern opinion. Please also include an appropriate going concern risk factor. –

We have added a risk factor reflecting that our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern.

8. Please disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

We have added the following paragraph:

As of the date of this prospectus, the company’s cash balance is $13,030 and our inventory stands at 28,300 units valued at $84,000. Our current monthly cash burn is roughly $7,500. Thus far, VitaCig, Inc. management has relied on mCig, Inc. for capital loans and equity investments for the purpose of maintaining ongoing operations. Without continued loans from our parent, mCig, Inc. we will not have the necessary capital required to execute our business plan and grow our business. We anticipate our required financing needs to be in excess of $350,000 in capital over the next twelve months. We are confident that our parent, mCig, Inc. will make available to us the majority of that amount with the remainder, if required, coming from outside investors.

9. Please revise to disclose that you do not currently have enough money to execute your business plan, and that you will need to obtain additional financing. Also provide an estimate of the amount of money needed to accomplish the goals, and what, if any, plans you have to raise such funds.

We have added the following paragraph:

As of the date of this prospectus, the company’s cash balance is $13,030 and our inventory stands at 28,300 units valued at $84,000. Our current monthly cash burn is roughly $7,500. Thus far, VitaCig, Inc. management has relied on mCig, Inc. for capital loans and equity investments for the purpose of maintaining ongoing operations. Without continued loans from our parent, mCig, Inc. we will not have the necessary capital required to execute our business plan and grow our business. We anticipate our required financing needs to be in excess of $350,000 in capital over the next twelve months. We are confident that our parent, mCig, Inc. will make available to us the majority of that amount with the remainder, if required, coming from outside investors.

10. We note that several sections of the summary are identical to the Business section beginning on page 18. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

We have noted your comment and revised the disclosure.

Our Business, page 5

11. We note that your electronic cigarettes do not contain nicotine, but do contain "generic pharmaceuticals." Please briefly explain what is meant by “generic pharmaceuticals” and briefly explain what generic pharmaceuticals are included in your products.

We have noted your comment and revised the disclosure to include: Generic pharmaceuticals include the dietary supplements: Vitamin A1, B1, C, E, and anti-oxidant ubidecarenone (CO-Q10).

12. Please briefly explain the distinction between nicotine-free electronic cigarettes and those containing nicotine, including what percentage of the electronic cigarette market is nicotine-free, to the extent known. -

We have added the following paragraph:

Unlike traditional tobacco cigarettes or the majority of electronic cigarettes, the VitaCig does not contain any nicotine. Therefore, it is geared towards non-smokers or existing smokers that are looking for ways to quit. Since the electronic cigarette industry is relatively new, it is not currently possible to gauge or project the extent of demand for nicotine-free devices. Currently, nicotine-free devices represent a small percentage of the electronic-cigarette industry.

13. Please revise to disclose (a) the implied aggregate price of all of your common stock intended to be outstanding after the offering, based on the offering price of $0.01 and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date. Based on your 500,135,000 shares outstanding at February 28, 2014 , it appears that the implied aggregate price of your common stock based on the offering price of $0.01 is $5,001,350.

We have noted your comment and revised the disclosure to indicate that the shares are being registered for distribution and not for sale (such that there is no offering price).

Electronic Cigarettes, page 5

14. Please briefly explain what you mean by building brand awareness through "viral adoption." Also, please briefly describe the additional marketing strategies you expect to employ in the future and the anticipated timelines for the implementation of such strategies, including a brief discussion of any costs associated with your marketing strategies.

We have changed the term Viral Adoption to Viral Marketing more appropriately reflecting this marketing strategy. We have also added the following paragraph:

Viral Marketing is a technique that uses pre-existing social networking services and other technologies to try to produce increases in brand awareness or to achieve other marketing objectives (such as product sales) through self-replicating viral processes,

Thus far, we have been successful in driving traffic to our website: www.VitaCig.org and building a client base by utilizing viral marketing strategies. Specifically, we have built a presence on leading social-media sites such as Facebook and Twitter. Through these sites, we post information about our products and make daily attempts to engage our target audience. This process drives traffic to our websites and eventually leads to sales. The viral marketing strategy is cost-effective and we do not anticipate any significant costs arising from this strategy.

We have also experienced organic interest in our products from nationally syndicated cable news network CNBC. On April 7, 2014, the VitaCig was profiled as part of a segment on electronic cigarettes. This has helped drive traffic to our website and has increased the awareness of our products.

In addition our parent, mCig, Inc. has launched a national media campaign which included the deployment of over 40 billboards in Manhattan, Brooklyn, and San Francisco. As part of this campaign several VitaCig billboards have been deployed driving additional traffic and sales. The costs of this campaign have been assumed by our parent, mCig, Inc. We cannot currently anticipate any future expenditures for billboard marketing due to our financial position unless such expenditures will be underwritten by our parent, mCig, Inc.

Our Electronic Cigarettes, page 5

15. Please provide support for your statement that you have developed and trademarked additional brands that you will market to new customers and demographics or remove the statement.

We have noted your comment and removed the disclosure.

The Market for Electronic Cigarettes, page 6

16. We note your statement that that electronic cigarettes may be used in some instances where for regulatory or safety reasons tobacco burning cigarettes may not be used, but that you cannot provide any assurance that future regulations may not affect where electronic cigarettes may be used. Please also briefly discuss the possibility that private businesses, such as coffee houses or restaurants, may also impose restrictions on the use of electronic cigarettes even absent regulations.

We have added the following paragraphs:

Private businesses, such as coffee houses, cafes, restaurants, clubs, may impose restrictions on the use of electronic cigarettes even absent regulations.

If e-cigarettes are subject to restrictions on smoking in public and other places, our business, operating results and financial condition could be materially and adversely affected.

Restrictions on the public use of e-cigarettes may reduce the attractiveness and demand for our e-cigarettes.

Certain states, cities, businesses, providers of transportation and public venues in the U.S. have already banned the use of e-cigarettes, while others are considering banning the use of e-cigarettes. If the use of e-cigarettes is banned anywhere the use of traditional tobacco burning cigarettes is banned, e-cigarettes may lose their appeal as an alternative to traditional tobacco burning cigarettes, which may reduce the demand for our products and, thus, have a material adverse effect on our business, results of operations and financial condition.

Advertising, page 6

17. Please remove the word "innovative" when describing your social media marketing activities.  –

We have noted your comment and removed the disclosure.

Risk Factors, page 7

18. Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because two people occupy all of the corporate positions, and the risk that there may not be funds available for net income because these two directors and officers will determine their salary and perquisites or explain why these risk factors are not necessary.

We have expanded the risk factor.

19. It appears from their biographies on page 24 that your officers may have ongoing outside business activities. If so, please add a risk factor to disclose that your officers have other business activities, and discuss the potential conflicts that exist as a result of these other commitments. Also discuss the amount of time they are able to dedicate to your business given these other business activities.

We have noted your comment and have added a risk factor to the disclosures.

Risks Related to our Business, page 7

20. Please include a risk factor to discuss the competition you face from other companies offering electronic cigarettes with vitamins, as well as the fact that a better financed company can make and market a product virtually identical to yours but at a lower price since it does not appear patented.

We have noted your comment and have referenced the risk factor that discusses, among otehr factors, the following:

Competition in the electronic cigarette industry is intense. We compete with other sellers of electronic cigarettes, most notably Lorillard, Inc., Altria Group, Inc. and Reynolds American Inc., through their electronic cigarettes business segments; the nature of our competitors is varied as the market is highly fragmented and the barriers to entry into the business are low.

21. Please include a risk factor related to your dependence on third party manufacturers, and, consistent with your disclosure on page 20, any risks associated with the manufacture of your products in China.

We have added the following risk factor:

We rely on Chinese factories for the production of our products.

We rely exclusively on Chinese factories for the production of our products. Therefore, our ability to maintain operations is dependent on third-party manufacturers.

Potential Risks in Public Perception Associated with Chinese Factories.

Should Chinese factories continue to draw public criticism for exporting unsafe products, we may be adversely and materially affected by the stigma associated with Chinese production. This in turn would negatively affect our business operations, our revenues, and our financial projections and prospects.

If we experience product recalls, page 8

22. Please disclose what amount of coverage is provided by your product recall insurance coverage limits.

We have noted your comment and added a risk factor to the disclosures.

Internet security poses a risk to our e-commerce sales, page 9

23. Please reconcile your statement here that you presently generate sales through your website, with your disclosure elsewhere that you have not yet generated revenues.....

We have noted your comment and revised the disclosure.

Our compliance with the Sarbanes-Oxley Act, page 10

24. Please reconcile your disclosure there that you have only one "sole" officer and director, with the disclosure elsewhere that you have two officers and three directors.

We have noted your comment and added a risk factor to the disclosure.

25. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

We have noted your comment and revised the disclosure.

Distribution Summary, page 13

26. Please explain to us how you will have 14,842 shareholders after the distribution. From its most recently filed 10-K, it appears that mCig had 36 registered shareholders. Please also reconcile these numbers with the legal opinion filed as Exhibit 5.1, wherein it indicates that mCig had approximately 9,017 shareholders.

We have noted your comment and revised the disclosure.

Mechanics of Completing the Distribution, page 14

27. It appears to us that the distribution will not be complete at the time of effectiveness and that you will not be naming the selling shareholders until after effectiveness. Please provide us an analysis as to why you believe that the shares may be registered for resale prior to their distribution. Also please tell us how you intend to comply with the disclosure requirement in Item 507 of Regulation S-K. .

We have noted your comment and revised the disclosure to indicate that the shares are being registered for distribution and not for sale (such that there is no offering price and the shares will be eligible for re-sale pursuant to a valid exemption from registration, such as Rule 144).

Plan of Distribution, page 14

28. Please confirm to us that none of the selling shareholders are broker-dealers or affiliates of broker-dealers and make corresponding revisions to your disclosure in this section. Alternatively, please revise your prospectus to include appropriate disclosure regarding any broker-dealers or affiliates of broker-dealers.

We have noted your comment and revised the disclosure to dicsuss the shares eligable for future sale.

Capitalization, page 16

29. Please eliminate the word “unaudited” from the table.

We have noted your comment and revised the disclosure.

Special Note Regarding Forward-Looking Statements, page 17

30. We note that the disclosure regarding forward-looking statements is already contained on page 5. Please select the most appropriate location and consolidate to remove repetition.

We have noted your comment and revised the disclosure.

Business, page 18

31. Please provide a brief background for mCig. We also note from mCig's website that you are 49% owned by mCig. Please clarify who owns the remaining 51% and reconcile this with your statement here that were formed as a wholly-owned subsidiary of mCig, and on page 22 that you remain a wholly-owned subsidiary.

We have noted your comment and revised the disclosure.

32. Please revise to provide disclosure regarding your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

We have noted your comment and revised the disclosure.

Business Strategy, page 19

33. Please clarify what you mean by the statement regarding your ability to harness mobile vaporization technology for "medical delivery applications."

We have noted your comment and removed the disclosure.

34. Please provide support for your belief that you can provide a "superior method for the inhalation and consumption of Vitamins, Nutrients, and compounds with medical efficacy" or remove.

We have noted your comment and removed the disclosure.

35. Unless you have already begun such activities, please remove the word “increase” from the list on page 19 when discussing your presence in national and regional retailers, and infomercial broadcasts.

We have noted your comment and removed the statement.

36. Consistent with the first item from the list on page 19, please briefly discuss your plans to develop new brands and engineer product offerings, including a timeline for such plans, the expected costs for such initiatives and how you intend to fund them. In addition, consistent with your disclosure on page 9, please describe the new formulations, packaging and distribution channels you are developing.

We have noted your comment and included this disclosure under Plan of Operations.

Manufacturing, page 20

37. We note that you will rely on others for the manufacture of your product. Please expand your disclosure here to discuss the existence or non-existence of any production or distribution arrangements and file any agreements with the next amendment.

We have noted your comment and revised the disclosure to include:

The company currently relies on third party manufacturers for the production of our products.  Our products are manufactured on a purchase-order basis with production being initiated following receipt of an initial payment from us. We do not currently have any exclusive production or distribution arrangements.

38. Please reconcile your disclosure in the first paragraph that you utilize several third party manufacturers, with your disclosure in the next paragraph that you currently use one manufacturer that is based in China.

We have noted your comment and have revised the disclosure.

39. Please disclose the locations of the third party manufacturers other than the one disclosed as located in China. Also, disclose whether you consider any one location to be your primary manufacturer, and how you determine the quantity to be produced at each location to use.

We have noted your comment and revised the disclosure.

Management's Discussion and Analysis of Financial Condition, page 21

40. Please include a plan of operations for the next twelve months and to the point of generating revenues in which you discuss your business strategy and how you plan to implement it. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. Please also address any needed funds for implementing the planned business and if funding is not currently available, please also make that clear. For example, we note a website where orders can be placed; however, it is unclear what resources (agreements with manufacturers, distribution arrangements, etc.) are in place to fill such orders. We also note your intent to eventually sell your products at retail establishments.

We have noted your comment and revised the disclosure.

Liquidity and Financial Condition, page 23

41. Please be more specific of the immediate source of funds to (i) pay manufacturers of your inventory, (ii) cover the carrying and distribution costs of inventory, and (iii) pay for other operating costs for the foreseeable future. Also, disclose the intended timeframe for initiating your central operations.

We have noted your comment and revised the disclosure.

Management, page 24

42. Please disclosure when Mr. Linkhorst and Dr. Bryan began serving in their respective capacities with the company. Since neither of them appear to currently be receiving compensation from you, please also clarify if they work full or part-time with you, and if part time disclose the approximate number of hours they each devote to your business.

We have noted your comment and revised the disclosure.

43. Please clarify if Mr. Linkhorst will continue to serve as the Chief Operating Officer of mCig, Inc. Please also clarify if he will continue to serve as a consultant through Cannabis Pro, LLC.

We have noted your comment and included/clarified  this disclosure.

44. Please include the information required by Item 401 for your director, Mr. Paul Rosenberg.

We have noted your comment and included this disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 25

45. Please revise to complete footnote one of the table to disclose how much control Mr. Rosenberg will have after the distribution.

We have noted your comment and revised this disclosure.

Description of Securities, page 25

46. Please delete the statement that all your outstanding shares are “fully paid and non-assessable” or attribute the statement to counsel.

We have noted your comment and deleted this disclosure.

Balance Sheet, page F-2

47. From your disclosures it appears the amount presented as “accounts payable-related party” represents a loan, the proceeds of which were used to pay for operating activities. Accordingly, it appears such should be reported as a financing activity in the statement of cash flows rather than as an operating activity. Please revise as appropriate, including applicable portions of “Liquidity and Financial Condition” and “Liquidity and Capital Resources” on page 23.

We have noted your comment and have revised this disclosure.

48. You issued your 500,135,000 shares of common stock outstanding for $500, which is at a discount of $49,514 from its par value. It appears the discount is reported in “accumulated deficit during development stage.” For clarity purposes, please present a separate line in the stockholder’s deficit section to report the discount, and conform the table in the “Capitalization” section. Additionally, present a separate column in the statement of stockholder’s deficit for the discount.

 We have noted your comment and have revised this disclosure.

Statement of Cash Flows, page F-5

49. It appears the amount for “shares issued in spin off” in the “Non Cash Supplemental Information” section represents the discount from par value of the common stock issued. Please revise as appropriate.

We have noted your comment and have revised this disclosure.

Notes to Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-6

50. Please revise to disclose your revenue recognition policy, including any differences in your accounting that may exist between online sales and sales through a wholesale distributor reseller program. Also, disclose the related accounting policies for inventory and cost of sales, including how each is determined and the costs each consists of.

We have noted your comment and have revised this disclosure.

Signatures, page II-4

51. Please revise the Signatures section to provide the language and format required by Form S-1. –

We have noted your comment and have revised this disclosure.

52. Please have your controller or principal accounting officer sign your registration statement in their individual capacity. Refer to the Instructions to Form S-1.

We have noted your comment and have revised this disclosure.

Exhibit 5.1

53. Please refer to paragraph 4 of the legal opinion. Please explain why the opinion covers the issuance of 270,135, 100 shares from mCig, whereas 250,000,000 are being registered for resale. Also, the legality opinion should focus on the resale transaction, which is what is being registered. Refer generally to Staff Legal Bulletin No. 19, Section II.B.2.g., available on our website. Please also explain the timing of the issuance in relation to the effectiveness of the registration statement. We may have further comment upon reviewing your response. –

We have noted your comment and our counsel has revised the letter.

54. Please also refer to paragraph 5. Please explain to us what is meant by “[i]n addition, I have confirmed that of the 270,135,000 of mCig, Inc., only 250,000,000 shares meet the standards set by VitaCig, Inc.’s Board of Directors and accepted by mCig, Inc.”

We have noted your comment and have revised this disclosure.

Other

55. Provide a currently dated consent from the independent public accountant in any subsequent amendment of this filing. -

 The Company hereby acknowledges:

•       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                           the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Mark Linkhorst

Mark Linkhorst

Chief Executive Officer